







9:58 AM Wed Feb 14 75%

WE HAVE TO CLOSE OUR CXFFEE CLUB 😔☕🏚️

3D VIEW

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Comments 1

@bartholomewjones5450 · 0s ago
Wefunder legal disclosure for more info. https://help.wefunder.com/testing-the-waters-legal-disclosure

@judycaldwell2582 · 2d ago
Congrats, Bartholomew! 🎉

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